UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

Sun Oil & Gas , Corp.
(Exact name of registrant as specified in its corporate charter)

000-28767
(Commission File No.)

NEVADA                 88-0403070
(State of Incorporation)     (IRS Employer Identification No.)

555 Burrard St., Suite 900,
Vancouver, BC, Canada V7X 1M8
(Address of principal executive offices)

(604) 893-7022
(Registrant's telephone number)

SUN OIL & GAS, CORP.

INFORMATION STATEMENT PURSUANT TO
SECTION 14F OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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GENERAL

This Information Statement is being mailed on or about September 4, 2005 to the holders of record of common stock, par value $0.001 per share (the "common stock"), of Sun Oil & Gas, Corp., a Nevada corporation (the "Company") as of the close of business on August 29, 2005. This Information Statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

On July 28, 2005, majority of shareholders of the Company collectively entered into a Letter of Intent to sell, collectively, 121,168,495 shares of the common stock of the Company, representing 75.1% of the Company’s outstanding stock on such date, to White Knight Management, LLC for approximately $500,000. You are receiving this Information Statement as a result of the execution of Share Purchase Agreements, White Knight Management, LLC who has become the holder of the majority of the outstanding shares of common stock of the Sun Oil & Gas, Corp. and will be in control of the company. At the consummation of the Share Purchase Agreements, Peter G. Wilson, the current sole officer and director of Sun Oil & Gas, Corp. will resign. At that time David Mladen will be appointed as new sole officer and director and shall constitute the entire board of directors. Because of the execution of the share purchase agreements and the change in the composition of our board of directors there will be a change in control of our company on the date the transactions are completed.

As of August 29, 2005, we had issued and outstanding 161,913,942 (before the anticipated reverse split at the rate of five for one, effective as a condition to the share purchase agreements) shares of common stock, our only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held. Each share of common stock is entitled to one vote. As a condition to the share purchase Agreements, the majority of shareholders that constitutes 121,168,495 shares of the common stock of the Company have agreed to execute a majority shareholder action allowing a reverse split of the stock at a conversion rate of five to one.

Pursuant to the terms of the Share Purchase Agreement, the Company has agreed, ten days after the filing of this Information Statement, to appoint David Mladen to the Company's Board of Directors, and to accept the resignation of Mr. Peter Wilson as the Sole Officer and Director. These further changes to the board of directors of the Company will not take effect until at least ten days after this Information Statement has been filed with the Securities and Exchange Commission and mailed or delivered to all Company shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

The Share Purchase Agreements will close on September 4, 2005. As a result of the Share Purchase Agreements, there will be a change of control of the Company. No action is required by the shareholders of the Company in connection with the election or appointment of the Designee to the Board. However, Section 14(f) of the Securities Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders this Information Statement not less than ten days prior to the change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

THE BUSINESS OF SUN OIL & GAS CORPORATION

The original business of the Company is involved in the exploration of oil and gas deposits in North America. Initially, the Company planned on raising working capital to cover overhead expenses and further development of its technologies. Unfortunately, due to adverse circumstances in the public equity markets, the Company was unable to secure a substantive capital raise in order to fund its operations. Due to this fact and the fact that management still feels that the Company's technologies will ultimately be successful in the exploration of oil and gas. This being done, Sun Oil & Gas Corp. intends to restructure its capitalization and begin to seek a qualified, acquisition target. During the past twelve months, no further acquisition action had been taken, and many not be taken during the next twelve months.

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On December 30, 2004, this Issuer entered into a Participation Agreement with ORX Resources, Inc., a Delaware corporation, to participate with ORX Resources in the exploration and development of the “Clovelly Prospect.” The Clovelly Prospect is more fully described in the “Designation of Production Unit,” recorded December 2, 2004, Entry Number 971624 in the Clerk of Court’s records of Lafourche Parish, Louisiana.

The terms of the Clovelly Participation Agreement is for the Issuer to pay ORX Resources $27,302.59 for the right and obligation to participate in the first test well drilled ( the “Initial Test Well”) on the Clovelly Prospect up to the “Casing Point” and ORX Resources agrees to transfer, assign and set over to this Issuer, it’s successors and assigns, an undivided ten percent (10%) of all of ORX’s right, title and interest in and to all oil, gas and mineral leases, farm-out agreements or other contracts currently owned by ORX Resources arising out of the production from the “Initial Test Well” within the boundaries of the Clovelly Prospect.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

1. Voting Securities of the Company

On August 29, 2005, there were 161,319,942 shares of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders. Therefore, holders of a majority of the shares of common stock voting for election of directors can elect all of the directors. A vote by the holders of a majority of the Company’s outstanding shares is required to effectuate certain fundamental corporate changes such as an amendment to the Company’s articles of incorporation.

2. Security Ownership of Certain Beneficial Owner and Management

The sole class of equity securities of the Company issued and outstanding is the common stock. The following table sets forth, as of August 29, 2005, certain information with respect to the common stock beneficially owned by (i) each Director, nominee and executive officer of the Company; (i) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group:

Title of Class	Name and address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock
Common Stock	Alliance Capital Management, Inc. Norfolk House, Market Street, Nassau Bahamas	10,920,000	6.769%
Common Stock	Gu Xiao Dong 219 Toman Road Shanghai China	10,920,000	6.769%
Common Stock	EH&P Investments AG Albisriederstrasse 164 PO BOX CH-8040 Zurich Switzerland	10,702,295	6.634%
Common Stock	Fred Holcapek Circuito Las Brisas, #439, Los Remedious Durango Mexico	10,920,000	6.769%

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Common Stock	Jacksonville Management LTD Corp Ave Ricardo J Alfaro Sun Tower #39 Panama City Panama	10,920,000	6.769%
Common Stock	Ma Cheng Ji Room 2421, Yanan Rd. Shanghai China	10,920,000	6.769%
Common Stock	Zeng Xiu Lan 931 West Jian Guo Rd Shanghai China	10,920,000	6.769%
Common Stock	PH Holding Group Ave Ricardo J Alfaro Sun Tower #39 Panama City Panama	10,920,000	6.769%
Common Stock	John D. Swain 922 Britannia Villas SMB, Grand Cayman Grand Cayman Islands	10,920,000	6.769%
Common Stock	Zhou Wei 219 Toman Road Shanghai China	10,920,000	6.769%
Common Stock	Colin Wilson 108 Canal Point, #25 Vancouver BC Canada	10,920,000	6.769%

Notes to the table:

(1) Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

3. Changes in Control

A change in control of the Company will result upon the completion of the Share Purchase Agreements with White Knight Management, LLC.

The following sets forth the names and ages of the current Director, nominees and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer. The Directors serve one year terms or until their successors are elected.

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Peter G. Wilson, President and Director

From 1993 to 1996, Mr. Wilson was Vice President of Samoth Equity Corporation (SCF-TSE Listed Company) in Vancouver, B.C. Samoth Equity Corporation a wholly owned subsidiary specializing in project structure, finance and syndication of large hotel portfolios, multi-family real estate projects and participating development loans throughout North America.

In 1996, Mr. Wilson became the Principal of Sterling Grant Capital Inc., a private company specializing in corporate development, financing and senior management services to public companies. Also, in 1996, Mr. Wilson joined Samoth Capital Corp., as a Director of Investor relations. Samoth Capital is a Real Estate merchant banking company operating in both the US and Canada. In 1998, Mr. Wilson joined International PetroReal Oil Corporation as Vice President and Director where he is still a Director and Vice President.

Audit Committee, Nominating Committee, Compensation Committee.

Not applicable.

EXECUTIVE COMPENSATION: The disclosure of Executive compensation is now provided in the tabular form required by the Securities and Exchange Commission, pursuant to Regulation 228.402.

The table below summarizes all compensation awarded to, earned by, or paid to our directors and executive officers by any person for all services rendered in all capacities to us for the fiscal years ended January 31, 2004, 2003, and 2002.

		Annual Compensation				Long Term Compensation
Name	Title	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awarded	Options/* SARs (#)	LTIP payouts ($)	All Other Compensation
Peter G. Wilson	President CEO	2004 2003 2002	$40,000 $0 $0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Gary Cambell	Former President	2004 2003 2002	$40,000 $0 $0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Kevin Polis	Former President	2004 2003 2002	$0 $0 $0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Mark Zouvas	Former President	2004 2003 2002	$165,000	0	0	0	0	0	0

No other Directors of the Company have received compensation for their services as Directors nor have been reimbursed for expenses incurred in attending Board meetings.

The Company may pay compensation to its officers and Directors in the future although no final determinations have been made as of the date hereof.

LEGAL PROCEEDINGS:

The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

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COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT:

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of the Forms 3, 4 and 5 received by the Company.

The Company is not aware of any person who at any time during the prior to the quarter ended July 31, 2005 was a director, officer, or beneficial owner of more than ten percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the company filed it Registration Statement of Form 10SB with the Securities Exchange Commission.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No persons contemplated in this transaction, has any direct or indirect material interest in any transaction to which the Company was or is a party during the past two years, or in any proposed transaction to which the Company proposes to be a party:

(a)	any director or officer of the Company;
(b)	any proposed director or officer of the Company;
(c)	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company’s Common Stock; or
(d)	any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary.

OTHER INFORMATION:

The Company files periodic reports, information statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission’s website at http://www.sec.gov.

Dated: September 16, 2005

By Order of the Board of Directors

Sun Oil & Gas, Corp.

By: /s/Peter G. Wilson
Name: Peter G. Wilson
Title: President

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